UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

CRYO CELL INTERNATIONAL, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
228895108
(CUSIP Number)
Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	2228895108

1.	NAMES OF REPORTING PERSONS. Ki Yong Choi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		1,952,471(1)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,472(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,952,471(1)

WITH	10.	SHARED DISPOSITIVE POWER

233,472(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,185,943(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.60%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,910,596 shares of Common Stock held by Mr. Choi and 41,875 shares of Common Stock subject to stock options held by Mr. Choi that are exercisable within 60 days of the filing date of this Amendment No. 3.
(2) By virtue of being a co-trustee of the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Mr. Choi shares voting and dispositive power over the 233,472 shares of Common Stock held by the Trust.
(3) Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011 as reported by the Issuer on its Form 10-Q for the fiscal quarter ended February 28, 2011, plus 41,875 shares of Common Stock subject to stock options that are exercisable within 60 days of the filing date of this Amendment No. 3.

CUSIP No.	2228895108

1.	NAMES OF REPORTING PERSONS. Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,472(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

233,472(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233,472(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) By virtue of their status as trustees of the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Ki Yong Choi and Laura Choi may be deemed to have beneficial ownership of the 233,472 shares of Common Stock held by the Trust.
(2) Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011 as reported by the Issuer on its Form 10-Q for the fiscal quarter ended February 28, 2011.

Item 1. Security and Issuer
     This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) by Ki Yong Choi and the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”, and collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D originally filed on July 26, 2007 (the “Original Schedule 13D” and as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 31, 2007, Amendment No. 2 to Schedule 13D filed on May 1, 2009 and this Amendment No. 3 the “Schedule 13D”), by Mr. Choi relating to the common stock, par value $0.00 per share (the “Common Stock”), of Cryo-Cell International, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended to include the following:
The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, as a result of Mr. Choi being a trustee of the Trust.
The Trust is a California revocable trust. The address of the Trust is 36 Great Circle Dr, Mill Valley, CA 94941.
During the last five years, the Trust (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and restated in their entirety as follows:
     The Reporting Persons have acquired the shares of Common Stock of the Issuer for investment purposes. Mr Choi is a director of the Issuer and is also the Issuer’s largest stockholder, having made an initial investment in the Issuer in May 2005, and increasing his holdings over time, including in July 2007 and March 2009. Mr Choi joined the Board in March 2008, after being elected at a special meeting of shareholders to elect directors which was required to be held by order of the Delaware Chancery Court following a proxy contest in connection with the Issuer’s 2007 annual meeting of stockholders.
     On May 9, 2011, Mr. Choi in compliance with the bylaws of the Issuer, submitted to the Issuer a formal notice to nominate six individuals, including Ki Yong Choi and Michael W. Cho, Ph.D., who are currently on the Issuer’s Board, and Frederick W. Telling, Ph.D., Peter S. Garcia, Julie A. Brooks and Sharron S. Quisenberry, Ph.D. (each a “Nominee” and collectively, the “Nominees”), for election to the Issuer’s Board at the Issuer’s 2011 annual meeting of stockholders (including any adjournment or postponement thereof or any special meeting held in lieu thereof). A copy of the notice is filed as Exhibit 10 hereto and is incorporated by reference into this Item 4 as if set out herein in full
     Mr. Choi currently intends to conduct a proxy solicitation seeking to elect these individuals to the Board. Mr. Choi submitted such notice, and intends to conduct such proxy solicitation, because he has lost confidence in most of the members of the Board and the CEO and believes that a new Board and new CEO could improve the financial performance of the Issuer.
     Depending on various factors, including the Issuer’s financial position, results of operations and strategic direction, the outcome of discussions with other stockholders and the Issuer, actions taken by the Issuer, and trading price levels of the Common Stock of the Issuer, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including without limitation, purchasing additional shares of Common Stock of the Issuer, or selling some or all of his shares of Common Stock of the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in paragraph (a) though (j) of Item 4 of Schedule 13D.
     Mr. Choi has engaged, and may engage additional, advisors to assist him, including consultants, accountants, attorneys, financial advisors or others, and may contact other stockholders of the Issuer and/or other relevant parties to discuss any and all of the above.
Item 5. Interest in Securities of the Issuer.
     Clauses (a)-(b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
     Of the 2,185,943 shares of Common Stock beneficially owned by Mr. Choi, which represent in the aggregate approximately 18.60% of the issued and outstanding Common Stock of the Issuer1, Mr. Choi (i) has sole voting and dispositive power of the 1,910,596 shares of Common Stock held by Mr. Choi and 41,875 shares of Common Stock subject to stock options held by Mr. Choi that are exercisable within 60 days of the filing date of this Amendment No. 3, and (ii) shares voting and dispositive power over the 233,472 shares of Common Stock held by the Trust.
     The Trust has no power to direct the vote or disposition of any of the shares, but as a member of a group with Mr. Choi, the Trust may be deemed to beneficially own and share voting and dispositive power over the shares of Common Stock beneficially held by Mr. Choi.
Item 7. Materials to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement between the Reporting Persons.
Exhibit 99.2	Notice of Stockholder Nomination dated May 9, 2011.

[1]	Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011 as reported by the Issuer on its Form 10-Q for the fiscal quarter ended February 28, 2011, plus 41,875 shares of Common Stock subject to stock options that are exercisable within 60 days of the filing date of this Amendment No. 3.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 10, 2011

/s/ Ki Yong Choi
Ki Yong Choi

KI YONG CHOI AND LAURA CHOI, AS TRUSTEES UAD 7/27/01 FBO CHOI FAMILY LIVING TRUST
By:	/s/ Ki Yong Choi
Ki Yong Choi, Trustee

EXHIBIT INDEX
Exhibit 99.1:	Joint Filing Agreement between the Reporting Persons.
Exhibit 99.2:	Notice of Stockholder Nomination dated May 9, 2011.